May 18, 2007

Mail Stop 4561

Mr. Edwin W. Hortman, Jr.
President, Chief Executive Officer, and Director
Ameris Bancorp
24 2nd Avenue, S.E.
Moultrie, Georgia 31768

Re: Ameris Bancorp
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 13, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2007
File Number: 001-13901

Dear Mr. Hortman:

We have reviewed your filings and have the following comments. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, filed March 13, 2007

Results of Operations, page 30

Allowance and Provision for Loan Losses, page 34

1.   We note your disclosure that your allowance for loan losses represents a reserve
        for potential losses in your portfolio and also that allowances are provided for
        other types and classifications of loans based upon anticipated loss rates. We also
        note your accounting policy disclosure on page F-11 which states that the
        allowance is an amount that management believes will be adequate to absorb
        estimated losses relating to specifically identified loans, as well as probable credit
        losses inherent in the portfolio. Please tell us and revise your future filings so that
        your disclosure in the forepart of your filing is consistent with your actual
        accounting policy delineated in your footnotes. In this regard, please specifically
        reconcile by means of further clarification how and why anticipated loss rates on
        classifications of loans is consistent with your accounting policy.

2.   We note your tabular presentation of the allocation of your allowance for loan
        losses on page 35. Please tell us and revise your future filings to clearly explain
        why your allocated allowance balances for each of your loan categories fluctuated
        significantly from 2005 to 2006. In your response please consider the following,
        as necessary, to support the allocation of the allowance for loan losses as of
        December 31, 2006:

        •   your disclosure on page 25 that credit quality has "improved substantially in
            2006 due to primarily a reduction in problem loans through mergers." This is
            evident in your loan quality ratios presented on page 24;
        •   a decrease in your nonaccrual loans as disclosed on page 36. We note
            disclosure on page 34 which states that you place significant emphasis on
            nonaccruing, past due and other loans in determining the adequacy of your
            allowance for loan losses;
        •   a decrease in your allowance for loan losses for impaired loans from $1,749 to
            $1,034 as disclosed on page F-20;
        •   any changes in current economic conditions or other factors in the markets in
            which you operate, for which you emphasize as disclosed on page 34; and
        •   significant increases or decreases in the loan categories within your loan
            portfolio. For instance, we note that your real estate – construction portfolio
            has increased significantly from $224,230 to $340,325 as disclosed on page
            33.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief